Morgan Stanley & Co. Incorporated

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

on behalf of the several Underwriters

c/o	Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

UBS Securities LLC

299 Park Avenue

New York, New York 10171-0026

VIA EDGAR

June 23, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie J. Lothotomos

Eaton Vance Tax-Advantaged Bond and Option Strategies Fund

Registration Statement on Form N-2

File Nos. 333-164369 and 811-22380

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on May 25, 2010 and the Preliminary Prospectus dated May 24, 2010 began on May 26, 2010 and is expected to conclude at approximately 5:00 p.m., June 23, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 84,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of common shares of 811-22380 (the “Fund”), hereby join in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Standard Time, on June 24, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
UBS SECURITIES LLC

on behalf of the several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John D. Tyree
Name:	John D. Tyree
Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kevin Deignan
Name:	Kevin Deignan
Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Angela Fannon
Name:	Angela Fannon
Title:	Managing Director

By:	UBS SECURITIES LLC

By:	/s/ John Key
Name:	John Key
Title:	Managing Director

By:	/s/ Sara Roccisano
Name:	Sara Roccisano
Title:	Director